

July 29, 2015

<u>Via E-mail</u>
Adil Mehboob-Khan
Chief Executive Officer for Markets
Massimo Vian
Chief Executive Officer for Product and Operations
Luxottica Group S.p.A
Piazzale L. Cadorna 3,
Milan 20123, Italy

   Re: Luxottica Group S.p.A
   Form 20-F for the Year Ended December 31, 2014
   Filed April 24, 2015
   File No. 001-10421

Dear Messrs. Mehboob-Khan and Vian:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant